FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

NIRE: 42300025747

CNPJ/MF nº. 20.730.099/0001-94

A PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS HELD ON SEPTEMBER 29, 2008

1. DATE, TIME AND PLACE: On the twenty-ninth day of September of the year two thousand and eight, at 02:00 p.m. (two o’ clock in the afternoon), at the Company’s registered address at Rua Senador Attílio Fontana, No. 86, CEP 89700-000, in Concórdia-SC.

2. CALL: Call notices published by the newspapers “Diário Oficial do Estado de Santa Catarina”, pages 67 of issue 18435, 64 of 18436 and 128 of issue 18437; “O Estado de São Paulo”, pages B8, B10 and B10; and “A Notícia” (Joinville), pages 29, 27 and 13 of the "Legal Publications" sections, all of them on 08.29.2008, 09.01.2008 and 09.02.2008.

3. QUORUM:  Pursuant to the signatures on the Shareholders’ Attendance Book No. 1, shareholders in sufficient number to call the meeting to order and to approve resolutions were present at this Meeting.

4. PRESIDING CHAIR: Chairwoman:  Diva Helena Furlan, member of the Board of Directors of this Company, appointed by the majority of the shareholders present; Secretary:  José Romeu Garcia do Amaral. Also present and at the disposal of the chair and of the floor were Messrs. Perceval Leite Britto and José Fernando Monteiro Alves, sitting members of the Audit Committee of this Company and Marcelo Gavioli, of the appraisal company KPMG Auditores Independentes S/C.

5. AGENDA: 1) Absorption of a controlled company: a) Examine the proposal tabled by the Board of Directors to absorb Avícola Industrial Buriti Alegre Ltda., a limited liability business company headquartered at Rodovia GO 210 to BR 153 KM 24, Rural Zone, CEP 75660-000, Buriti Alegre-GO, registered in the State of Goiás Board of Trade under NIRE 52 2 0185379-8, in session of 11.17.2001, enrolled in the Ministry of Finance National Register of Corporate Taxpayers - CNPJ/MF under No. 04.819.334/0001-42, hereinafter referred to merely as the Absorbed Company; b) Ratify the appointment of a specialist company to prepare the Appraisal Report of the Net Asset Value of the Absorbed Company; c) Examine the Appraisal Report and make a decision about the absorption.

6 – READING DOCUMENTS, VOTING AND DRAWING UP THESE MINUTES: (1) It was unanimously resolved that the reading of the Call Notice could be dispensed with, since its content was known to all those present. (2) Any vote, objection and dissent expressed were numbered, received and authenticated by the Chair and filed at the Company’s headquarters, pursuant to Article 130, paragraph 1, Law No. 6404/76; (3) The issuance of these minutes in summary form and its publication without the signatures of the shareholders were authorized pursuant to Article 130, paragraphs 1 and 2, Law No. 6404/76; (4) All documents cited in these minutes were placed at the disposal of those present, for their information; (5) As permitted by Law No. 6404/76, in its Article 130, Paragraph 1, letter “a”, the transcription of the full content of the Protocol and Rationale for the Merger By Absorption and of the Appraisal Report of the Net Asset Value of the Absorbed Company was dispensed with, however, upon filing these minutes with the Board of Trade, one copy of each document shall be attached to these minutes.

7 - RESOLUTIONS:

7.1 – Proposal of the Board of Directors for the absorption of the controlled company: The proposal dated 08.27.2008, submitted by the Board of Directors, was approved by unanimous voting in accordance with the following terms: “ABSORPTION OF AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. - PROTOCOL: - Shareholders: After appreciating the studies on the absorption of the controlled company AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. by this Company, and considering the operational and corporate advantages of that operation, the Board expressed its favorable opinion on the operation and approved the content of the Protocol and Rationale for the Absorption executed by the Parties”.  7.2 – Appointment of a specialized company for the preparation of the Appraisal Report of the Net Asset Value of the Absorbed Company: The appointment of the firm KPMG Auditores Independentes S/C, headquartered at Rua Dr. Renato Paes de Barros, No. 33, São Paulo, Capital, duly enrolled in the Ministry of Finance National Register of Corporate Taxpayers - CNPJ/MF under No. 57.755.217/0001-29 and in the Regional Accounting Council - CRC 2SP014428/O-6, represented by Francesco Luigi Celso, married, accountant, Taxpayer Identification Number - CPF/MF 050.243.058/33, Regional Accounting Council ID - CRC 1SP175348/O-5-S-GO, with office at the KPMG address in Goiânia-GO, was approved   for the preparation of the Appraisal Report of the Net Asset Value of the Absorbed Company, according to the resolution of the Board of Trade on 07.30.2008; 7.3 – Examination of the Appraisal Report and resolution about the absorption: In line with the preceding resolutions and the favorable opinion of the Audit Committee, the amount of twenty-four million, three hundred and seventy thousand, three hundred and eighty-three reais (R$ 24,370,383.00), corresponding to the net asset value determined by the appraising company, based on the accounting records at 07.31.2008, for the absorption of AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA., was approved by unanimous/majority voting.  All pages of the Appraisal Report were then initialed by the Chair members prior to be filed at the Company’s registered address. Proceeding with the works and, upon the approval of the absorption of the company AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. at its net asset value cited above, the Secretary summed up the absorption as follows: “FINAL STATEMENT ON THE ABSORPTION:  I - AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA. was absorbed at the amount of twenty-four million, three hundred and seventy thousand, three hundred and eighty-three reais (R$ 24,370,383.00), corresponding to its net asset value determined based on the accounting records at 07.31.2008, as per the Appraisal Report approved at This Meeting by the shareholders of Sadia S. A.; II – As contemplated in the Protocol and Rationale of the Absorption, dated 07.30.2008, the absorption was accomplished upon the integration of the net asset value of the Absorbed Company into the net asset value of the Absorbing Company, therefore not increasing the Capital of the latter. Under such conditions, a list of the exchange of units in the Capital of the ABSORBED COMPANY by shares in the Capital of the ABSORBING COMPANY is not required; III – The absorption, involving the general succession of the Absorbed Company by the Absorbing Company implies, for the latter, the assumption of the assets, liabilities, rights and obligations of the former, including changes in net asset value occurred after the date of the appraisal (07.31.2008), as per the Protocol; IV – All assets and rights which are part of the equity of the Absorbed Company are lawfully transferred to the Absorbing Company, becoming its property. Pursuant to the provisions in Article 234 of Law No.  6404/76, the certificate of these minutes, duly registered with the Board of Trade, is a valid and sufficient document for the transfer of the ownership of assets and rights. The transfer of real estate is not dependent upon a Public Deed, pursuant to, as already complied with, the provisions in paragraph 2 of Article 8, Article 89 and Paragraph 2 of Article 98 of Law No. 6404/76, and is also exempt from the Property Sales Tax, pursuant to Article 36, item II, of the National Tax Code; V – The Executive Management of the Absorbing Company shall define, at its discretion, how to use the branches, corporate headquarters and other establishments of the Absorbed Company. VI – Pursuant to the provisions in Paragraph 2 of Article 227 of Law No. 6404/76, it shall be incumbent upon the Absorbing Company’s Management to exercise all acts required to complete the absorption.”

8 – CLOSING, PREPARATION OF MINUTES AND SIGNATURES: There being no further business, the Meeting was adjourned for drawing up these minutes which, after being read and checked, were duly approved and signed by the shareholders present.

Concórdia-SC, January 29, 2008

Presiding Chair:

Diva Helena Furlan

Chairwoman

José Romeu Garcia do Amaral

Secretary

SHAREHOLDERS:

SADIA S.A. SHAREHOLDERS’ AGREEMENT SADIA S.A.

by proxy/MARCELO FONTANA

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

by proxy/ALFREDO FELIPE DA LUZ SOBRINHO

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

by proxy/VINÍCIOS NASCIMENTO NEVES

 OCTAVIANO ZANDONAI

NELSO BONISONI